Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com


05006133

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

26 November 2004

SUPPL



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

PROCESSED
MAR 04 2005
THOMSON
FINANCIAL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

FILE NO 82-5205

BRAMBLES INDUSTRIES PLC
Registered number: 4134697

26 November 2004

GRANT OF PERFORMANCE SHARE RIGHTS

We wish to advise that this year's grants under the Brambles Industries Limited 2004 Performance Share Plan, and the Brambles Industries plc 2004 Performance Share Plan ("**Performance Share Plans**") have now been finalised.

Details of the grants are set out below.

1. Performance Share Plans

Under the Performance Share Plans:

(a) awards have been granted as at 24 November 2004 with respect to 3,415,993* Brambles Industries Limited ("BIL") shares; and

(b) awards have been granted as at 24 November 2004 with respect to 1,989,011* Brambles Industries plc shares.

In accordance with the Rules of the Plans, no consideration is payable for the exercise of the Performance Share Plan awards.

Where Performance Share awards are over Share Rights, awards will lapse if participants do not receive the underlying shares in accordance with their terms on or before 8 September 2010.

* including a limited number of Phantom Awards

2. Grants to Executive Directors

In addition to the above, in accordance with shareholder approval obtained at the 2004 Annual General Meetings and as outlined in the 2004 Annual Report, the following Performance Share Plan awards have also been granted as at 24 November 2004 to the Group's Executive Directors:

(a) to D J Turner, awards under the Performance Share Plan with respect to 649,464 BIL shares; and

(b) to M F Ihlein, awards under the Performance Share Plan with respect to 519,470 BIL shares, including a sign on award of 200,000 BIL shares.

These Awards will lapse if participants do not receive the underlying shares in accordance with their terms on or before 8 September 2010.

Contact

Kerry Porritt
Deputy Secretary

Tel 020 7659 6020